SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 6)

                              Thoratec Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   885175 30 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------------------------------------                                       -------------------------------------
CUSIP NO. 885175 30 7                           13D                                     Page 2 of 4 Pages
----------------------------------------                                       -------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thermo Electron Corporation
         04-2209186
-------- -----------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [  ]
                                                                                                             (b) [  ]
-------- -----------------------------------------------------------------------------------------------------------
3. SEC USE ONLY


-------- -----------------------------------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

         SC
-------- -----------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [  ]

-------- -----------------------------------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware
---------------------------- -------- ------------------------------------------------------------------------------

     NUMBER OF SHARES        7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                   1,703,765
   REPORTING PERSON WITH
                             -------- ------------------------------------------------------------------------------

                             8.       SHARED VOTING POWER 2,731,779

                             -------- ------------------------------------------------------------------------------

                             9. SOLE DISPOSITIVE POWER
                                             4,435,544
                             -------- ------------------------------------------------------------------------------

                             10. SHARED DISPOSITIVE POWER
                                             -0-
---------------------------- -------- ------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,435,544

---------- ---------------------------------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [  ]

---------- ---------------------------------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%

---------- ---------------------------------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!


       Thermo Electron Corporation, a Delaware corporation ("the "Reporting Person"), hereby amends its statement on Schedule 13D relating to the common stock, no par value per share (the "Common Stock"), of Thoratec Corporation (formerly known as Thoratec Laboratories Corporation), a California corporation (the "Company").

ITEM 2.         Identity and Background.

       Item 2 is hereby amended and restated as follows:

       This Amendment is being filed by the Reporting Person pursuant to Rule 13d-2 to reflect the change of information previously reported under Item 5 of its Schedule 13D, as amended.

       The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

       The Reporting Person is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food, drug, and beverage production.

       Appendix A attached to hereto sets forth with respect to each executive officer and director of the reporting Person the following information:

     (a)  name;
     (b)  business address;
     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
     (d)  citizenship.

     To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended as follows:

                                 (Page 3 of 4)

     This Amendment is being filed by the Reporting Person pursuant to Rule 13d-2 to reflect an increase in the percentage of Common Stock held by the Reporting Person as a result of the Company's repurchase of Common Stock, which resulted in a net reduction of the total issued and outstanding shares of Common Stock as reported on the Company's Form 10-K for the fiscal year ended January 1, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                Dated:  March 24, 2005

                                THERMO ELECTRON CORPORATION


                                By:  /s/ Kenneth J. Apicerno
                                    ------------------------------------------
                                Name:   Kenneth J. Apicerno
                                Title:  Treasurer



                                 (Page 4 of 4)

                                   APPENDIX A

Thermo Electron Corporation
     The name, present principal occupation or employment and beneficial ownership of shares of common stock of Thoratec Corporation (the "Company") of each director and executive officer of Thermo Electron Corporation ("Thermo Electron") is set forth below. Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Directors

-------------------------------------- ---------------------------------------- ---------------------------------------------
                                                                                   Beneficial Ownership of Shares of the
                                                                                            Company Common Stock
                                                                                ------------- ----------------- -------------
                                                                                                   Shares
                                                                                                 Underlying
                                                                                                  Options
                                                                                                Exercisable        Total
       Name/Present Principal                                                   Shares Held    Prior to March    Beneficial
      Occupation or Employment                    Business Address                Outright        16, 2005       Ownership
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
John L. LaMattina                      Pfizer Inc.                                       0                 0             0
Senior Vice President of Pfizer Inc.   50 Pequot Avenue
and the President of Pfizer Global     New London, Connecticut 06230
Research and Development
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Peter J. Manning
Director of Safety Insurance Group                                                       0                 0             0
Inc.
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Jim P. Manzi
Chairman of the Board of Thermo
Electron and Chairman of Stonegate                                                       0                 0             0
Capital
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Robert A. McCabe                                                                     4,393                 0         4,393
Chairman of Pilot Capital Corporation
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Robert W. O'Leary                      Valeant Pharmaceuticals International             0                 0             0
Chairman and Chief Executive Officer   3300 Hyland Avenue
of Valeant Pharmaceuticals             Costa Mesa, California 92626
International
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Michael E. Porter                      Harvard Business School                           0                 0             0
Bishop William Lawrence                Soldiers Field Road
University Professor at                Boston, Massachusetts 02163
Harvard Business School
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Elaine S. Ullian                       Boston Medical Center                             0                 0             0
President and Chief Executive          Talbot 1
Officer of Boston Medical Center       One Boston Medical Center Place
                                       Boston, Massachusetts 02118
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Marijn E. Dekkers(1)                                                                     0                 0             0
President, Chief Executive Officer
and Director of Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------

(1) Mr. Dekkers is a citizen of The Netherlands.

                                  (Page I - 1

Executive Officers Who are Not Directors

         No person is a controlling stockholder of Thermo Electron.

-------------------------------------- ---------------------------------------- ---------------------------------------------
                                                                                   Beneficial Ownership of Shares of the
                                                                                            Company Common Stock
                                                                                ---------------------------------------------
                                                                                                 Shares
                                                                                                 Underlying
                                                                                                  Options
                                                                                                Exercisable       Total
      Name/Present Principal                     Business Address               Shares Held    Prior to March    Beneficial
      Occupation or Employment                                                    Outright        16, 2005       Ownership
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Guy Broadbent(2)                                                                         0                 0             0
Vice President of Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Marc N. Casper                                                                           0                 0             0
Senior Vice President of
Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Seth H. Hoogasian                                                                        0                 0             0
Vice President, General Counsel and
Secretary of Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Peter E. Hornstra                                                                        0                 0             0
Corporate Controller and Chief
Accounting Officer of Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Stephen G. Sheehan                                                                       0                 0             0
Vice President, Human Resources of
Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Peter M. Wilver                                                                          0                 0             0
Vice President and Chief
Financial Officer of Thermo Electron
------------------------------------------------------------------------------- ------------- ----------------- -------------
All directors and current executive officers as a group                              4,393                 0         4,393
------------------------------------------------------------------------------- ------------- ----------------- -------------

(2) Mr. Broadbent is a citizen of the United Kingdom.


                                  (Page I - 2)